UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated February 22, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Integrated Media Technology Limited Announces Pricing of Private Placement of Shares

On February 22, 2021, Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company") entered into a Securities Purchase Agreement for the sale of 625,000 ordinary shares of the Company ("Shares") to an accredited investor ("Investor") at a price of US$4.00 per share for US$2,500,000 ("Subscription Amount"). The Company will offer 625,000 ordinary shares of the Company (the "Restricted Shares") in a private placement (the "Private Placement"). Net cash proceeds from the sale of the Shares will be approximately US$2,460,000 after deducting estimated expenses in connection with the offering. The Company intends to use the net cash proceeds for working capital purposes and development of existing and new businesses.

In connection with the Offering, we will enter into a Registration Rights Agreement, pursuant to which we will agree to file a registration statement on Form F-1 with the SEC (the "Registration Statement") covering the resale of the Restricted Shares. The Company must use its best efforts to ensure that such Registration Statement is declared effective within 30 business days from the closing date of the Private Placement.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the text thereof filed as an exhibit hereto, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 22, 2021

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Executive Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Securities Purchase Agreement